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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Grubb & Ellis Company

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

400095204

(CUSIP Number)

David J. Greenwald, Esq.
Goldman, Sachs & Co.
85 Broad Street, New York, New York 10004

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 9, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 400095204			Page 2 of 12

1.	Name of Reporting Person: Archon Group, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 60,155

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 60,155

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 60,155

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.4%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 400095204			Page 3 of 12

1.	Name of Reporting Person: Archon Gen-Par, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 60,155

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 60,155

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 60,155

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.4%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 400095204			Page 4 of 12

1.	Name of Reporting Person: The Goldman Sachs Group, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 859,355

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 859,355

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 859,355

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.7%

14.	Type of Reporting Person (See Instructions): HC/CO

CUSIP No. 400095204			Page 5 of 12

1.	Name of Reporting Person: Goldman, Sachs & Co.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☑

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 859,355

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 859,355

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 859,355

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.7%

14.	Type of Reporting Person (See Instructions): PN/BD/IA

Page 6 of 12 Pages

      Archon Group, L.P., Archon Gen-Par, Inc., The Goldman Sachs Group, Inc., and Goldman, Sachs & Co. hereby amend the Schedule 13D dated January 24, 1997 (the “Schedule 13D”) filed by such reporting persons with the Securities and Exchange Commission in respect of shares of common stock, par value $0.01 per share, of Grubb & Ellis Company, a Delaware corporation (the “Company”), as amended by Amendment No. 1 to the Schedule 13D dated December 4, 2000, Amendment No. 2 to the Schedule 13D dated February 1, 2001 and Amendment No. 3 to the Schedule 13D dated March 9, 2005. Except as otherwise expressly provided herein, all Items of the Schedule 13D remain unchanged. Capitalized terms used but not defined herein shall have the meaning attributed to such terms in the Schedule 13D.

Item 2. Identity and Background.

      Schedule 2A to the Schedule 13D is hereby amended to read in its entirety in the form attached hereto.

Page 7 of 12 Pages

Signature

      Each Reporting Person certifies that, after reasonable inquiry and to the best of such Reporting Person’s knowledge and belief, the information set forth in this statement is true, complete and correct.

Dated: March 21, 2005	ARCHON GROUP, L.P.
	By:	/s/ Edward T. Joel
		Name:	Edward T. Joel
		Title:	Attorney-in-Fact

Dated: March 21, 2005	ARCHON GEN-PAR, INC.
	By:	/s/ Edward T. Joel
		Name:	Edward T. Joel
		Title:	Attorney-in-Fact

Dated: March 21, 2005	GOLDMAN, SACHS & CO.
	By:	/s/ Edward T. Joel
		Name:	Edward T. Joel
		Title:	Attorney-in-Fact

Dated: March 21, 2005	THE GOLDMAN SACHS GROUP, INC.
	By:	/s/ Edward T. Joel
		Name:	Edward T. Joel
		Title:	Attorney-in-Fact

Page 8 of 12 Pages

POWER OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS that THE GOLDMAN SACHS GROUP, INC. (the “Company”) does hereby make, constitute and appoint each of Roger S. Begelman, Edward T. Joel, Saskia Brookfield Martin and Ted Chang, (and any other employee of The Goldman Sachs Group, Inc. or one of its affiliates designated in writing by one of the attorneys-in-fact), acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, (as amended, the “Act”), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

      THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

      IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of December 12, 2003.

THE GOLDMAN SACHS GROUP, INC.

By: /s/ Gregory K. Palm

Name: Gregory K. Palm
Title: Executive Vice President and General Counsel

Page 9 of 12 Pages

POWER OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS that GOLDMAN, SACHS & CO. (the “Company”) does hereby make, constitute and appoint each of Roger S. Begelman, Edward T. Joel, Saskia Brookfield Martin and Ted Chang, (and any other employee of The Goldman Sachs Group, Inc. or one of its affiliates designated in writing by one of the attorneys-in-fact), acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, (as amended, the “Act”), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

      THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

      IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of November 19, 2003.

GOLDMAN, SACHS & CO.

By: /s/ Gregory K. Palm

Name: Gregory K. Palm
Title: Managing Director

Page 10 of 12 Pages

POWER OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS that ARCHON GROUP, L.P. (the “Company”) does hereby make, constitute and appoint each of Roger S. Begelman, Edward T. Joel and Ted Chang, (and any other employee of The Goldman Sachs Group, Inc. or one of its affiliates designated in writing by one of the attorneys-in-fact), acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, as amended, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

      THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted ceases to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

      IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of August 19, 2004.

ARCHON GROUP, L.P.

By: Archon Gen-Par, Inc.

By:/s/ Elizabeth M. Burban

Name: Elizabeth M. Burban
Title: Vice President

Page 11 of 12 Pages

POWER OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS that ARCHON GEN-PAR, INC. (the “Company”) does hereby make, constitute and appoint each of Roger S. Begelman, Edward T. Joel and Ted Chang, (and any other employee of The Goldman Sachs Group, Inc. or one of its affiliates designated in writing by one of the attorneys-in-fact), acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, (as amended, the “Act”), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

      THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

      IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of August 19, 2004.

ARCHON GEN-PAR, INC.

By:/s/ Elizabeth M. Burban

Name: Elizabeth M. Burban
Title: Vice President

Page 12 of 12 Pages

Schedule 2A

      The names and principal occupations of each of the executive officers of AGP are set forth below:

Name	Present Principal Occupation
Stuart M. Rothenberg	Managing Director of Goldman, Sachs & Co.
Todd A. Williams	Managing Director of Goldman, Sachs & Co.
Edward M. Siskind	Managing Director of Goldman Sachs International
Kevin D. Naughton	Managing Director of Goldman, Sachs & Co.
Esta E. Stecher	Managing Director of Goldman, Sachs & Co.
David A. Viniar	Managing Director of Goldman, Sachs & Co.

      The directors of AGP are set forth below:

Name	Present Principal Occupation
Stuart M. Rothenberg	Managing Director of Goldman, Sachs & Co.
James L. Lozier, Jr.	President and Chief Executive Officer of Archon Group, L.P.
Todd A. Williams	Managing Director of Goldman, Sachs & Co.
Edward M. Siskind	Managing Director of Goldman, Sachs & Co.
Esta E. Stecher	Managing Director of Goldman, Sachs & Co.
Brian M. Ainsworth	Vice President of Archon Group, L.P.
Ken N. Murphy	Vice President and Chief Operating Officer of Archon Group, L.P.
David A. Viniar	Managing Director of Goldman, Sachs & Co.

      The business address of all the executive officers and directors listed above except Edward M. Siskind, Brian M. Ainsworth, James L. Lozier, Jr., Ken N. Murphy and Todd A. Williams is 85 Broad Street, New York, NY 10004. The business address of Edward M. Siskind is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Brian M. Ainsworth is 53, rue de Chateaudun, 75009, Paris, France. The business address of James L. Lozier, Jr. and Ken N. Murphy is 600 East Las Colinas Blvd., Suite 400, Irving, TX 75039. The business address of Todd A. Williams is 100 Crescent Court, Suite 1000, Dallas, TX 75201.

      Each person listed above is a citizen of the United States of America.